                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*



                             KENETECH Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)


                        Common Stock, $0.0001 Par Value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  488878109
        ---------------------------------------------------------------
                                (CUSIP Number)



                              Dianne P. Urhausen
                           c/o KENETECH Corporation
                            500 Sansome Street, 410
                            San Francisco, CA 94111
                                (415) 398-3825
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               October 25, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See(S)(S)240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 Schedule 13D/A
                                   488878109                            Page 2
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      NAME OF REPORTING PERSON
 1    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Mark D. Lerdal

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
      Not Applicable

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      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            11,365,458 common shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             11,365,458 common shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      11,365,458 common shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                        [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      35.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

                                SCHEDULE 13D/A
                                                                          Page 3

Item 1.  Security and Issuer:

     This statement relates to shares of Common Stock, $0.0001 par value per share ("Kenetech Shares"), of KENETECH Corporation ("Company"). The principal executive offices of the Company are located at 500 Sansome Street, Suite 410, San Francisco, CA 94111.

Item 2.  Identity and Background:

     (a)  Mark D. Lerdal

     (b)  500 Sansome Street, Suite 410, San Francisco, CA 94111

     (c)  Chief Executive Officer and President of the Company

     (d) During the last five years, Mr. Lerdal has not been convicted in a criminal proceeding.

     (e) During the last five years, Mr. Lerdal has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Lerdal is a citizen of the United States.


Item 3.  Source and Amount of Funds or Other Consideration:

     The transaction being reported in this Amendment No. 2 to Schedule 13D is the agreement by Mr Lerdal to exchange 11,365,458 Kenetech Shares for 472,803 common shares ("KC Holdings Shares") of KC Holdings Corporation ("KC Holdings"), a Delaware company, in an agreement dated October 25, 2000. Mr. Lerdal acquired his Kenetech Shares as follows: Mr. Lerdal acquired 12,865,458 Kenetech Shares in a private sale consummated on December 29, 1997, from affiliates of the Hillman Company, 824 Market Street, Suite 900, Wilmington, Delaware, for an aggregate purchase amount of approximately $1,000. These shares were purchased with personal funds of Mr. Lerdal. On August 3, 1998 Mr. Lerdal disposed of 1,500,000 Kenetech Shares as a gift to an irrevocable trust established for the benefit of Mr. Lerdal's children.

Item 4.  Purpose of Transaction:


     On October 25, 2000 KC Holdings announced it would make a tender offer to the shareholders of the Company, other than Mr. Lerdal, pursuant to which it intends to purchase all of the outstanding shares of the Company. The tender offer will be subject to the customary terms and conditions, including the tender of 85% of the outstanding shares, (excluding those shares held by Mr. Lerdal). The Tender offer will expire on the later of December 7, 2000 or 20 business days after it is initiated. Mr. Lerdal has entered into a Subscription and Contribution Agreement ("Subscription Agreement") with KC Holdings and ValueAct Capital Partners, LP ("ValueAct") dated October 25, 2000 pursuant to which KC Holdings will issue to ValueAct 865,214 KC Holdings Shares for aggregate cash consideration of $21,630,350, subject to successful completion of the tender offer. The price per share of such KC Holdings Shares will be $25.00. In addition, pursuant to the terms of the Subscription Agreement, Mr. Lerdal will exchange all his outstanding 11,365,458 Kenetech Shares in exchange for 472,803 KC Holdings Shares, subject to successful completion of the tender offer. Upon successful completion of the tender offer and the consummation of the Subscription Agreement the parties intend to merge the Company and a subsidiary of KC Holdings, KC Merger Corporation ("KC Merger"). The Company is to be the surviving entity and become a wholly owned subsidiary of KC Holdings. The transactions are to be completed by the end of 2000. Mr. Lerdal, KC Holdings, and KC Merger entered into a Voting Agreement
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                                SCHEDULE 13D/A

                                                                          Page 4

("Voting Agreement") dated October 25, 2000. The Voting Agreement prohibits Mr. Lerdal from tendering his Kenetech Shares and requires him to vote his Kenetech Shares in favor of the proposed merger.

Item 5.    Interest in Securities of the Issuer:

(a) The aggregate number of shares of Common Stock of the Company which Mr. Lerdal has agreed to dispose of for the purpose of this Statement is 11,365,458 Shares, representing 35.6% of the outstanding shares of Common Stock of the Company based on 31,970,164 shares disclosed as outstanding by the Company in its most recent filing on Form 10-Q

(b) Mr. Lerdal has the sole power to vote and the sole power to dispose of all 11,365,458 shares of common tock of the Company beneficially owned by him.

(c) Mr. Lerdal has entered into a Subscription Agreement with KC Holdings and ValueAct, dated October 25, 2000 to dispose of the 11,365,458 Kenetech Shares, as reported herein.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

Except as disclosed herein Mr. Lerdal does not have any contract, arrangement, understanding or relationship with any person with respect to any securities of the Company.

Item 7.  Material to be Filed as Exhibits:

         Exhibit 1 Subscription Agreement, dated as of October 25, 2000, among the ValueAct, KC Holdings and Mr. Lerdal.

         Exhibit 2 Voting Agreement, dated as of October 25, 2000 among KC Holding, KC Merger and Mr. Lerdal.

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                                SCHEDULE 13D/A

                                                                          Page 5


                                   SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                             October 27, 2000

                                             MARK D. LERDAL



                                             By: /s/ Mark D. Lerdal
                                                 ------------------------
                                             Name:   Mark D. Lerdal